# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACHIEVE LIFE SCIENCES, INC., CIK 0000949858
CUSIP: 004468500
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22722 29th Drive SE, Suite 100, Bothell, Washington (WA), 98021
Date of event which requires filing of this statement: 04/15/2026
Filed by CIK 0002029777
Persons authorized to receive notices and communications: David Pezeshki, 1700 Owens Street, Suite 595, San Francisco, California (CA), 94158, (415) 800-0800

## Reporting persons
- venBio Global Strategic Fund V, L.P. (CIK 0002029777): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,737,317; sole dispositive power 0; shared dispositive power 10,737,317; aggregate amount beneficially owned 10,737,317 (9.99% of the class)
- venBio Global Strategic GP V, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,737,317; sole dispositive power 0; shared dispositive power 10,737,317; aggregate amount beneficially owned 10,737,317 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ACHIEVE LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 22722 29th Drive SE, Suite 100, Bothell, Washington (WA), 98021

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (each a "Reporting Person" and together the "Reporting Persons"):

i. venBio Global Strategic Fund V, L.P. ("Fund V"), a Delaware partnership; and
ii. venBio Global Strategic GP V, LLC ("General Partner V"), a Delaware limited liability company.

Each of Aaron Royston ("Dr. Royston"), Corey Goodman ("Dr. Goodman"), and Richard Gaster ("Dr. Gaster") is a member of General Partner V but, in reliance on the "rule of three", disclaims beneficial ownership over the shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons.
Residence or business address: The principal business address of each Reporting Person is 1700 Owens Street, Suite 595, San Francisco, CA 94158.
Present principal occupation or employment: The principal business of Fund V is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of General Partner V is to act as the sole general partner of Fund V.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 15, 2026, Fund V, among other investors (collectively, the "Investors"), entered into a securities purchase agreement (the "Securities Purchase Agreement") with Achieve Life Sciences, Inc. (the "Issuer"), pursuant to which, among other things, the Issuer agreed to sell and issue to the Investors in a private placement (the "Private Placement") an aggregate of (i) 49,418,069 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock"), and, in lieu of shares of Common Stock for an Investor, pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 100,500 shares of Common Stock (the "Pre-Funded Warrant Shares"), and (ii) accompanying warrants (the "Common Warrants") to purchase up to 49,518,569 shares of Common Stock or pre-funded warrants to purchase Common Stock (the "Common Warrant Shares").

Each Common Warrant will be exercisable at an exercise price of $3.51 per Common Warrant Share. The Common Warrants are exercisable at any time after the date of issuance, subject to certain ownership limitations, and will expire on the later of the twentieth business day following (i) the date on which the Issuer publicly announces that the U.S. Food and Drug Administration has approved cytisinicline for smoking cessation in adults (the "FDA Approval"), and (ii) the date on which the Issuer notifies the holder of the FDA Approval, provided that if a Common Warrant is not fully exercisable because the Issuer has insufficient authorized and unreserved shares of Common Stock at the time of the public announcement of the FDA Approval, the Common Warrant will be exercisable for two years following the date on which the Issuer obtains stockholder approval for an amendment to its certificate of incorporation to increase the number of authorized shares of Common Stock.

A holder of Common Warrants or Pre-Funded Warrants may not exercise the warrant if the holder, together with its affiliates, would beneficially own more than 4.99%, 9.99%, or 19.99%, at the election of the holder (provided that no holder may beneficially own more than 19.99%) (the "Ownership Limitation"), of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder of Common Warrants or Pre-Funded Warrants may generally increase or decrease the Ownership Limitation by providing at least 61 days' prior notice to the Issuer. A holder of Common Warrants or Pre-Funded Warrants also may not exercise the Common Warrants or Pre-Funded Warrants, as applicable, for shares of Common Stock if the Issuer does not have sufficient authorized and unissued Common Stock to issue such shares of Common Stock upon exercise.

Fund V acquired 5,914,720 shares of Common Stock and 5,914,720 Common Warrants in the Private Placement and elected to be subject to a 9.99% Ownership Limitation. The amount of funds used to acquire the shares of Common Stock and Common Warrants reported herein was $21,500,007.20. The shares of Common Stock were purchased with the working capital of Fund V.

Pursuant to the Securities Purchase Agreement, and subject to certain conditions and limitations, the Issuer shall take all necessary action to cause its board of directors (the "Board") to comprise a total of eleven or fewer directors, one of whom shall be designated by venBio Partners LLC or any affiliates thereof, including the Reporting Persons (the "venBio Director"). The Issuer also agreed to nominate the venBio Director for re-election to the Board at the 2026 annual meeting of stockholders and the 2027 annual meeting of stockholders, until such time as the Reporting Persons beneficially own less than 5% of the outstanding shares of Common Stock of the Issuer. In connection with the Private Placement and pursuant to the Securities Purchase Agreement, on April 15, 2026, the Reporting Persons selected Dr. Royston as the venBio Director, and the Board appointed Dr. Royston to serve as the venBio Director on the Board, effective April 17, 2026. As part of his compensation for serving on the Board, consistent with the Issuer's non-employee director compensation program (the "Non-Employee Director Compensation Program"), the Board is expected to grant to Dr. Royston a stock option to purchase shares of Common Stock, which will vest monthly over three years, subject to continued service as a director on the Board or employee or consultant of the Issuer. Dr. Royston will also be entitled to receive the customary annual equity compensation paid to non-employee directors on the date of each annual meeting of stockholders, which as currently constituted under the Non-Employee Director Compensation Program, is expected to consist of a stock option to purchase 31,500 shares of Common Stock, which will vest in full on the earlier of the first anniversary of the date of grant or the date immediately prior to the Issuer's next annual meeting of stockholders, subject to continued service as a director on the Board or employee or consultant of the Issuer.

The foregoing descriptions of the Securities Purchase Agreement and Common Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and Common Warrant, a form of each of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions, or through other methods. Additionally, Fund V may distribute the shares of Common Stock that it directly holds to its limited partners.

Dr. Royston, who is a member of General Partner V, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Dr. Royston, may engage in discussions from time to time with the Board, the Issuer's management, or the Issuer's other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the "Securities"); (ii) maintaining or changing the Issuer's business, operations, governance, management, strategy, or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions, or other methods.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 10,737,317 shares of Common Stock, or approximately 9.99% of the shares of Common Stock outstanding. This amount consists of (i) 5,914,720 shares of Common Stock directly held by Fund V and (ii) 4,822,597 shares of Common Stock that Fund V has the right to acquire within 60 days upon the exercise of Common Warrants, subject to the 9.99% Ownership Limitation.

The foregoing amount excludes 1,092,123 shares of Common Stock underlying Common Warrants that Fund V does not have the right to acquire within 60 days upon the exercise of Common Warrants due to the 9.99% Ownership Limitation.

The beneficial ownership percentage reported herein is based on the sum of (i) 53,239,988 shares of Common Stock outstanding as of March 24, 2026, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 24, 2026, (ii) 49,418,069 shares of Common Stock that were issued to Investors in connection with the Private Placement that closed on April 17, 2026, as reported in the Issuer's current report on Form 8-K filed with the SEC on April 16, 2026, and (iii) 4,822,597 shares of Common Stock that Fund V has the right to acquire within 60 days upon the exercise of Common Warrants, subject to the 9.99% Ownership Limitation, which shares are added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Persons' beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 10,737,317 shares of Common Stock that Fund V directly beneficially owns.
Transactions in the class effected during the past sixty days:
The response to Item 3 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have not engaged in any transactions with respect to the Common Stock during the 60 days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 3 of this Schedule 13D is incorporated herein by reference.

In connection with the Private Placement, the Issuer and the Investors, including Fund V, entered into a Registration Rights Agreement, dated as of April 15, 2026 (the "Registration Rights Agreement), providing for the registration for resale of the shares of Common Stock, Pre-Funded Warrant Shares, and Common Warrant Shares. The Issuer has agreed to prepare and file a registration statement (the "Registration Statement") with the SEC promptly, and in any event within 30 days of the closing of the Private Placement, and to use its reasonable best efforts to have the Registration Statement declared effective within 75 days following the initial filing date of the Registration Statement.

The Issuer has granted the Investors customary indemnification rights in connection with the Registration Rights Agreement. The Investors have also granted the Issuer customary indemnification rights in connection with the Registration Statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a form of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between such persons and any other person, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated April 27, 2026.

Exhibit 99.2 - Power of Attorney regarding filings under the Act, signed by Dr. Royston, Dr. Goodman, and Dr. Robert Adelman, dated February 10, 2017.

Exhibit 99.3 - Power of Attorney regarding filings under the Act, signed by Dr. Gaster, dated April 21, 2026.

Exhibit 99.4 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on April 16, 2026).

Exhibit 99.5 - Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's current report on Form 8-K filed with the SEC on April 16, 2026).

Exhibit 99.6 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed with the SEC on April 16, 2026).

## Signatures
- venBio Global Strategic Fund V, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Aaron Royston, Corey Goodman, and Richard Gaster, Members of the General Partner (04/27/2026)
- venBio Global Strategic GP V, LLC: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Aaron Royston, Corey Goodman, and Richard Gaster, Members (04/27/2026)
Comment: This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, copies of which are attached as Exhibit 99.2 and Exhibit 99.3 to the Schedule 13D.